Update on the VAT proceedings related to fuel imports

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Company” or “Ecopetrol”) reports that on January 22, 2026, the Colombian National Tax and Customs Authority (“DIAN”) notified Ecopetrol of Resolution 000571 (the “Resolution”), in accordance with its interpretation and customs procedures. By means of this Resolution, DIAN confirmed its prior decision issued in the Official Correction Assessment 6224-2078 dated August 25, 2025, which mandated the payment of certain Value Added Tax (VAT) on gasoline imports and a penalty, which together amount to COP 5.3 trillion, plus interest for late payment, accrued between 2022 and 2024.

As previously communicated, Ecopetrol has expressed its disagreement with DIAN’s decision and interpretation of the laws. Given that such difference in regulatory interpretation between DIAN and the Company remains, Ecopetrol expects to pursue the appropriate legal actions in accordance with current tax and customs regulations.

This legal dispute has been managed in a collaborative manner and within a framework of joint work between the company and the tax authority. Ecopetrol reaffirms its commitment to fully comply with its customs and tax obligations and will respect the decisions issued by the competent authorities in resolving this matter.

Bogota D.C., January 23rd, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investors Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co